06005702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-53507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lane Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

263 Queens Grant Road
(No. and Street)

Fairfield (City) CT (State) 06824-1929 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Lane 203-255-0341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peretz, Resnick & Co., LLP
(Name – *if individual, state last, first, middle name*)

303 S. Broadway Suite 105 (Address) Tarrytown (City) NY (State) 10591 (Zip Code)

PROCESSED
MAR 2 8 2008
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED
MAY 3 0 2006
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANE CAPITAL MARKETS, LLC, as of DEC 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT/CEO
Title

[signature]
Notary Public

MELISSA A. YELLE
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANE CAPITAL MARKETS, LLC

RECONCILIATION OF NET CAPITAL

Net capital as reported on 1/26/06 Focus Report	$ 177,072
Add back payable to non-customers which was actually disbursed prior to 12/31/05 and reflected properly as a reduction of cash and was inadvertently classified as a liability and therefore a reduction of capital.	288,000
Net capital as reported on amended Focus Report and Financial Statement.	$ 465,072

PERETZ
RESNICK
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

303 South Broadway, Suite 105
Tarrytown, New York 10591
914-332-5393
Fax: 914-332-5996
Email: contact@peretzcpas.com

270 Madison Avenue
New York, New York 10016
212-697-2511

January 16, 2006

Mr. John Lane
Lane Capital Markets, LLC

In addition to our audited report we have determined that there are no material inadequacies found to exist or found to have existed since the date of the previous audit.

Peretz Resnick & Co. LLP

LANE CAPITAL MARKETS, LLC

SCHEDULE OF ADJUSTED NET CAPITAL

DECEMBER 31, 2005 AND 2004

	2005	2004
Current Assets	$ 482,012	$ 559,375
Less: Not Allowable Assets	(12,477)	(12,477)
	469,535	546,898
Less: Total Liabilities	(4,463)	(15,978)
Adjusted Net Capital	$ 465,072	$ 530,920
Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 365,072	$ 430,920

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

EXPLANATION OF ADJUSTED NET CAPITAL

DECEMBER 31, 2005 AND 2004

The net capital required is calculated at 6.66% of total liabilities or $100,000, whichever is greater.

	2005	2004
Total Liabilities	$ 4,463	$ 15,978
x 6.66%	297	1,064
Net Capital Required	$ 100,000	$ 100,000

END